NOTICE OF ANNUAL GENERAL MEETING

OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

TO BE HELD ON JUNE 16, 2016

VANCOUVER, BRITISH COLUMBIA, CANADA

DATED: May 17, 2016

These materials are important and require your immediate attention. If you have questions or require assistance with voting your shares, you may contact Asanko’s proxy solicitation agent:

Laurel Hill Advisory Group

North American Toll-Free Number: 1-877-452-7184

Collect Calls Outside North America: 416-304-0211

Email: assistance@laurelhill.com

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

ASANKO GOLD INC.

Suite 680, 1066 West Hastings Street

Vancouver, BC V6E 3T5

Telephone: (604) 683-8193 / Fax: (604) 683-8194

Toll Free: 1-800-863-8655

www.asankogold.com

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

The annual general meeting of Shareholders of Asanko Gold Inc. (the “Company”) will be held at Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia on Thursday, June 16, 2016 at 2:00 p.m., Pacific Time, (the “Meeting”) for the following purposes:

1.

To consider the audited financial statements of the Company for its fiscal year ended December 31, 2015 and the report of the auditor thereon which are available for download at www.sedar.com;

2.

To consider, and if thought fit, to pass an ordinary resolution to set the number of directors to be elected to the Board of Directors of the Company at seven;

3.

To elect directors of the Company for the ensuing year;

4.

To appoint the auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration; and

5.

To consider, and if thought fit, to pass an ordinary resolution to approve the Company’s Shareholder Rights Plan Agreement for a three year period as described in the accompanying Information Circular.

An Information Circular (the “Circular”) accompanies this Notice. The Circular contains details of matters to be considered at the Meeting. Shareholders of record on the Company’s books at the close of business on May 10, 2016 are entitled to notice of and to attend and vote at the Meeting or any adjournment thereof. Pursuant to the Company’s governing documents, each common share is entitled to one vote.

No other matters are contemplated, however any permitted amendment to or variation of any matter identified in this Notice may properly be considered at the Meeting. The Meeting may also consider the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

The financial statements of the Company for the fiscal year ended December 31, 2015, the auditors’ report thereon, and the related Management Discussion & Analysis will be made available at the Meeting and available on request to the Company, and may be viewed on the Company’s SEDAR website at www.sedar.com.

The Circular contains details of matters to be considered at the Meeting. Please review the Circular before voting.

Registered Shareholders who are unable to attend the Meeting in person and who wish to ensure their Common Shares will be voted at the Meeting are asked to complete, date and sign the enclosed Form of Proxy, and deliver it in accordance with the instructions set out in the Form of Proxy and in the Circular. To be effective, the Proxy must be duly completed and signed and then deposited with the Company’s registrar and transfer agent, Computershare Investor Services, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or voted via telephone, fax or via the internet (online) as specified in the Proxy, no later than 2:00 p.m., Pacific Time, on June 14, 2016.

If you hold your shares in a brokerage account you are a non-registered shareholder (“Beneficial Shareholder”). Beneficial Shareholders who hold their shares through a bank, broker or other financial intermediary should carefully follow the instructions found on the form of Proxy or Voting Instruction Form (“VIF”) provided to them from their intermediary, in order to cast their vote or if they plan to attend the Meeting.

DATED at Vancouver, British Columbia, this 17th day of May, 2016.

BY ORDER OF THE BOARD

/s/ Peter Breese

Peter Breese

President and Chief Executive Officer

If you have any questions and / or need assistance in voting your shares, please contact our proxy solicitation agent:

LAUREL HILL ADVISORY GROUP

North American Toll-Free Number: 1-877-452-7184

Collect Calls Outside North America: 416-304-0211

Email: assistance@laurelhill.com

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

TABLE OF CONTENTS

Page

GENERAL PROXY INFORMATION

1

Solicitation of Proxies

1

Appointment of Proxyholders

1

Voting by Proxyholder

2

Registered Shareholders

2

Beneficial Shareholders

2

Notice to Shareholders in the United States

3

Revocation of Proxies

4

NOTICE AND ACCESS

4

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON  4

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

4

VOTES NECESSARY TO PASS RESOLUTIONS

5

ELECTION OF DIRECTORS

5

Occupation, Business or Employment of Directors

7

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

8

Advance Notice Provisions

9

APPOINTMENT OF AUDITOR

10

CORPORATE GOVERNANCE

10

Constitution and Independence of the Board

10

Other Directorships

11

Meeting Attendance

11

Board Responsibilities

11

Orientation and Continuing Education

12

Ethical Business Conduct

13

Nomination of Directors

13

Audit Committee

14

Compensation Committee

15

Assessments

16

COMPENSATION OF EXECUTIVE OFFICERS

16

Named Executive Officers

16

Compensation Discussion and Analysis

16

Short-term Incentives

18

- ii -

Performance Graph

18

Long Term Incentive Plan

19

Material Terms of the Option Plan

20

Definitions:

22

Summary Compensation Table

22

Incentive Plan Awards

23

Director Compensation

25

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

27

Equity Compensation Plan Information

27

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

27

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

27

MANAGEMENT CONTRACTS

33

ADDITIONAL INFORMATION

33

OTHER MATTERS

34

ASANKO GOLD INC.

Suite 680, 1066 West Hastings Street
Vancouver, BC  V6E 3X2
Telephone:  (604) 683-8193 / Fax: (604) 683-8194
Toll Free:  1-800-863-8655

INFORMATION CIRCULAR
as at May 10, 2016 (unless indicated otherwise)

This Information Circular (“Circular”) is furnished in connection with the solicitation of proxies by the management of Asanko Gold Inc. for use at the annual general meeting (the “Meeting”) of its shareholders to be held on Thursday, June 16, 2016 at the time and place and for the purposes set forth in the accompanying Notice of the Meeting.

In this Circular, references to “the Company,” “we”, “our” and “Asanko” refer to Asanko Gold Inc.  “Common Shares” means common shares without par value in the capital of the Company. “Registered Shareholders” means shareholders whose names appear on the share register of the Company. “Beneficial Shareholders” means shareholders who hold their Common Shares with a bank, broker or other financial intermediary and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders. References to $ are to US dollars and references to C$ are to Canadian dollars.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company.  The Company will bear all costs of this solicitation.  We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard. Asanko has also retained Laurel Hill Advisory Group (“Laurel Hill”) to assist in connection with the Company’s communications with shareholders and solicitation of proxies. In connection with these services, Laurel Hill is expected to receive a fee of C$35,000, plus reasonable out-of-pocket expenses. The costs of solicitation by management will be borne by the Company.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are officers and/or directors of the Company.  If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting.  You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for.  If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly.  The Proxy confers discretionary authority on the persons named therein with respect to:

(a)

each matter or group of matters identified therein for which a choice is not specified, and

(b)

any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on the Proxy and, if applicable, for the nominees of management for directors and auditors as identified in the Proxy.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders who wish to submit a proxy may choose one of the following methods:

(a)

complete, date and sign the enclosed Proxy and return it to the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax within North America to 1-866-249-7775, by fax outside North America to 416-263-9524, by mail or by hand to the 8th Floor, 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1, or by hand delivery to the 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9; or

(b)

use a touch-tone phone to transmit voting choices to a toll free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed Proxy for the toll free number, the holder’s account number and the Proxy access number; or

(c)

log onto the internet website of Computershare at www.investorvote.com. Registered shareholders must follow the instructions given on Computershare’s website and refer to the enclosed Proxy for the holder’s account number and the proxy access number.

Registered Shareholders must ensure the Proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairperson of the Meeting (the “Chair”), in his or her discretion. However, the Chair is under no obligation to accept or reject any particular late proxy. The Chair may waive this time limit for receipt of proxies without notice.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company.  Such Common Shares will more likely be registered under the names of intermediaries.  In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders.  Every intermediary has its own mailing procedures and provides its own return instructions to clients. Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated in a timely manner and in accordance with the instructions provided by their intermediary. Your intermediary will not vote your shares without receiving instructions from you.

The form of proxy or voting instruction supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company.  However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf.  Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada.  Broadridge mails a Voting Instruction Form (“VIF”) in lieu of a Proxy provided by the Company.  The VIF will name the same persons as the Company’s Proxy to represent your Common Shares at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purpose of voting Common Shares registered in the name of its intermediary, a Beneficial Shareholder may attend the Meeting as a proxyholder for the intermediary and vote the Common Shares in that capacity. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting and that person may be you.  To exercise this right, insert the name of the desired representative (which may be you) in the blank space provided in the VIF.  The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting and the appointment of any shareholder’s representative.  If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Common Shares voted or to have an alternate representative duly appointed to attend the Meeting and vote your Common Shares at the Meeting.

There are two kinds of beneficial owners: those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object (called “NOBOs” for Non-Objecting Beneficial Owners). The Company may be utilizing the Broadridge QuickVote™ service to assist shareholders with voting their Common Shares. NOBOs may be contacted by Laurel Hill to conveniently obtain a vote directly over the telephone.

Notice to Shareholders in the United States

The solicitation of proxies involve securities of an issuer located in Canada and is being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada.  The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada.  Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia) (the “BCA”), as amended, certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States.  Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws.  It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare, or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, P. O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the Chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)

personally attending the Meeting and voting the registered shareholder’s Common Shares.

Beneficial Shareholders should follow the instructions found on the Proxy or VIF provided to them from their intermediary.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

NOTICE AND ACCESS

The Company is not sending the meeting materials to Registered Shareholders or Beneficial Shareholders using notice-and-access delivery procedures defined under National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102, Continuous Disclosure Obligations.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors of the Company (the “Board”) has fixed May 10, 2016 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting.  Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a Proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

The Company is authorized to issue an unlimited number of Common Shares.  As of May 10, 2016, there were 197,033,107 Common Shares issued and outstanding, each carrying the right to one vote.  The Company is also authorized to issue an unlimited number of Preferred shares. There were no Preferred shares issued and outstanding as at May 10, 2016.

To the knowledge of the directors and executive officers of the Company, as at May 10, 2016, there were no persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company.

The following documents filed with the securities commissions or similar regulatory authority in each of the Provinces of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador at www.sedar.com are specifically incorporated by reference into, and form an integral part of, this Circular:

•

The audited financial statements of the Company for the financial year ended December 31, 2015, the auditor’s report thereon and the related management’s discussion & analysis (filed on SEDAR on March 17, 2016).

•

The Company’s Annual Information Form for the financial year ended December 31, 2015 (filed on SEDAR on March 17, 2016).

Copies of documents incorporated herein by reference also may be obtained by a Shareholder upon request without charge from the Company’s Corporate Secretary at Suite 680, 1066 West Hastings Street, Vancouver, BC, V6E 3X2,  Tel:  (604) 683-8193, or toll free:  1-800-863-8655, or  Fax:  (604) 683-8194.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled.  If the number of nominees for election is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The number of individuals to be elected to the Board of Directors of the Company (the “Board”) last set by the Shareholders at the annual general meeting of the Company held on June 18, 2015 was six (6). Since then, in accordance with the provisions of the BCA and the Articles of the Company, the Board appointed a further director and currently the number of directors on the Board is seven (7). Therefore, at the Meeting, Shareholders will be asked to approve an ordinary resolution to set the number of directors to be elected to the Board at seven (7).

The term of office of each of the current directors will end at the conclusion of the Meeting.  Unless a director’s office is vacated earlier in accordance with the provisions of the BCA, each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected or appointed.

Majority Voting Policy

The Board believes that each of its members should carry the confidence and support of its shareholders. Therefore, on May 27, 2013, the Board approved and implemented a majority voting policy (the “Majority Voting Policy”).  Nominees for election to the Board have agreed to abide by the Majority Voting Policy.  In accordance with the Majority Voting Policy: (a) any director not elected by at least a majority of votes cast for election, in an uncontested election, will promptly offer to submit his/her resignation; (b)  the Nominating and Governance Committee will make a recommendation to the Board with respect to accepting or rejecting the resignation; (c) any director who has tendered his/her resignation may not participate in the deliberations of the Nominating and Governance Committee; (d) the Board will determine whether to accept or reject the resignation; (e) the Board is expected to accept the resignation except where extenuating circumstances would warrant the director remain in place; (f) the Board will issue a press release announcing its decision, and reasons for rejecting the resignation if applicable, within 90 days of the meeting in question.  The full text of the Majority Voting Policy is included in the Company’s “Corporate Governance Policies and Procedures Manual” available at www.asanko.com/about-us/governance.

The following disclosure sets out the names of management’s seven nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at May 10, 2016.

Name of Nominee; Current Position with the Company and Province or State and Country of Residence(1) (2)	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(3) (4)
Colin Steyn Chairman and Director London, United Kingdom	Since October 15, 2012	2,397,059 Common Shares (5)
Peter Breese President and Chief Executive Officer Gauteng, South Africa	October 15, 2012	580,249 Common Shares
Shawn Wallace Director British Columbia, Canada	Since February 26, 2010	17,200 Common Shares
Gordon J. Fretwell Director British Columbia, Canada	Since February 24, 2004	208,600 Common Shares (6)
Marcel de Groot Director British Columbia, Canada	Since October 1, 2009	Nil Common Shares
Michael Price Director London, United Kingdom	Since February 6, 2014	Nil Common Shares
William Smart Director London, United Kingdom	Since November 11, 2015	1,042,561 Common Shares

Notes:

(1)

The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2)

None of the proposed nominees for election as a director of the Company are proposed for election pursuant to any arrangement or understanding between the nominee and any other person.

(3)

As of May 10, 2016, the directors and officers of the Company and their associates and affiliates, as a group beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 4,245,669 Common Shares representing approximately 2.2% of the outstanding Common Shares of the Company.

(4)

See “Compensation of Executive Officers” below for information on options to purchase Common Shares held by each of the director nominees.

(5)

Of these Common Shares Mr. Steyn holds 1,719,459 indirectly through Springvale Enterprises Ltd., a family trust.

(6)

Of these Common Shares Mr. Fretwell holds 6,300 indirectly through his RRSP.

Occupation, Business or Employment of Directors

Colin Steyn has over 30 years’ experience in the resource sector with particular expertise in the development of mining operations in southern Africa. He was previously President and Chief Executive Officer of LionOre Mining International from 1999 to 2007, when it was acquired by Norilsk Nickel.  From 1996 to 2000, Mr. Steyn was a director of Centachrome, a worldwide metals marketing organization, and for five years prior to this was Executive Director in charge of Metallurgical Operations in Zimbabwe for Rio Tinto, where he started his career in 1979.

Mr. Steyn is not currently a director of any other public companies.

Peter Breese is the President and CEO of the Company.  Mr. Breese has over 25 years operational experience in the global mining industry, having predominantly worked across southern Africa (Ghana, South Africa, Botswana, Tanzania and Zimbabwe) and Australia in the gold, uranium, nickel, platinum and chrome sectors.  He has held a number of senior management positions in the TSX and ASX publicly listed companies, including CEO of Mantra Resources, before its US$1 billion acquisition by ARMZ, the 51.4% shareholder in Uranium One Inc., Chief Executive of Norilsk Nickel International, following its US$6 billion acquisition of LionOre, where he was Chief Operating Officer, as well as senior executive and board positions with Impala Platinum Holdings, Mimosa Mining Company, Zimasco and BCL.  He holds a PMD from Harvard Business School.

Mr. Breese is not currently a director of any other public companies.

Shawn Wallace is one of the original founding members of the Company and served as Chairman of the Company from March 2010 to February 2014.  He has spent the last twenty years as a consultant to many successful junior mining companies where he was instrumental in building first class mining exploration and development projects.

Mr. Wallace is currently a director of the following other public companies:

Company and Position	Exchange	From	Until
Stratton Resources Inc., Chairman and Director	TSX.V	May 2011	Present
Auryn Resources Inc., President, CEO and Director	TSX.V	May 2013	Present

Gordon J. Fretwell holds a Bachelor of Commerce degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree.  Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

Mr. Fretwell is currently a director of the following other public companies:

Company and Position	Exchange	From	Until
Coro Mining Corp., Director	TSX	January 2009	Present
Quartz Mountain Resources Ltd., Director	TSX.V	January 2003	Present
Auryn Resources Inc., Director	TSX.V	October 2013	Present
Canada Rare Earth Corp., Corporate Secretary and Director	TSX.V	December 2015	Present

Marcel de Groot is a founding partner and President of Pathway Capital Ltd. (“Pathway”), a Vancouver-based private venture capital corporation.  Pathway has worked with a number of successful mining companies including Peru Copper Inc. (acquired by Chinalco), and Sandstorm Gold Ltd.  Mr. de Groot graduated from the University of British Columbia with a Bachelor of Commerce degree and articled with Grant Thornton LLP where he obtained the Chartered Accountant designation.

Mr. de Groot is currently a director of the following other public companies:

Company and Position	Exchange	From	Until
Lowell Copper Ltd., President and Director	TSX.V	June 2007	Present
Anthem United Inc., Director	TSX.V	April 2014	Present
Northern Dynasty Minerals Ltd., Director	TSX, NYSE MKT	December 2015	Present

Michael Price has over 35 years’ experience in mining and mining finance.  During his career, he has held senior positions at Barclays Capital, Societe General, and NM Rothschild and Sons.

Mr. Price is currently a director of the following other public companies:

Company and Position	Exchange	From	Until
Eldorado Gold Corporation, Director	TSX	May 2011	Present

William Smart is a businessman involved in managing public companies. He is a past director of Mantra Resources Ltd and Coalspur Mines Ltd.

Mr. Smart is not currently a director of any other public companies.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the individuals named above is or has been within the past ten years a director, chief executive officer or chief financial officer of any company that:

(a)

was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as disclosed below, none of the individuals named above is or has been within the past ten years, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or has, within the past ten years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Mr. Steyn was a director of Mirabela Nickel Limited (“Mirabela”) until January 11, 2014. On February 25, 2014, within a year of Mr. Steyn ceasing to be a director, Mirabela announced that it had entered into a legally binding plan support agreement (“PSA”) which established a framework for a proposed recapitalization of Mirabela, subject to certain terms and conditions, as well as the appointment of Messrs. Madden, Rocke and Winterbottom of KordaMentha as joint and several voluntary administrators. Mirabela also announced that, under the PSA, the proposed recapitalization will be effected through a recapitalization and restructuring plan to be implemented through a deed of company arrangement in Australia and an extrajudicial reorganization proceeding to be filed by Mirabela Brazil before the competent Brazilian court.  Trading in securities of Mirabela on the Australian Securities Exchange has been suspended since October 9, 2013.

Mr. Fretwell was a director of Pine Valley Mining Corporation which, during the year following Mr. Fretwell’s resignation, filed for creditor protection under the Companies’ Creditors Arrangement Act. Mr. Fretwell was a director of TSX-V listed Lignol Energy Corporation (“Lignol”) until May 1, 2015.  Lignol went into receivership on August 22, 2014.

Mr. Price was a non-executive director of Q Resources plc. until January 2012. In November 2014, Q Resources plc. entered voluntary liquidation.

In addition, none of the individuals named above has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)

any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a nominee as director.

Advance Notice Provisions

At the Company’s annual general and special meeting held on June 27, 2013 the shareholders approved an amendment to the Articles of the Company to include advance notice provisions (the “Advance Notice Provisions”) with respect to the nomination of individuals for election as director. A copy of the Notice of Meeting and Information Circular prepared for the June 27, 2013 annual general and special meeting including the resolution to amend the Articles of the Company, which include the Advance Notice Provisions were SEDAR filed on May 31, 2013.

The Advance Notice Provisions provide shareholders, directors and management of the Company with a clear framework for nominating directors. Among other things, the Advance Notice Provisions fix a deadline by which holders of Common Shares must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the minimum information that a shareholder must include in the notice to the Company for the notice to be in proper written form.

A copy of the amended Articles as referred to in the Information Circular prepared for the July 27, 2013 annual general and special meeting, was filed under the Company’s SEDAR profile on July 11, 2013 at www.sedar.com.

The Company has not received notice of a nomination in compliance with the Articles of the Company as amended June 27, 2013 and, as such, any nominations other than nominations by or at the direction of the Board or an authorized officer of the Company will be disregarded at the Meeting.

APPOINTMENT OF AUDITOR

The shareholders will be asked to approve the appointment of KPMG LLP, Chartered Accountants, of 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K3 as auditor of the Company at a remuneration to be fixed by the Board. KPMG LLP has been auditor of the Company since August 23, 2011.

CORPORATE GOVERNANCE

Corporate governance refers to the policies and structure of the board of directors of a company, whose members are elected by and are accountable to the shareholders of the company.  Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management.  The Board is committed to sound corporate governance practices; as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”).

Constitution and Independence of the Board

The Board is currently comprised of seven persons, of whom six are independent directors. After the Meeting six of the seven directors will be independent. Directors are considered to be independent if they have no direct or indirect material relationship with the Company that could, or could be expected to, interfere with the proper exercise of their discretion as directors. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The following table outlines the Company’s independent and non-independent directors, and the basis for a determination that a director is non-independent:

Name	Independent/Non-Independent
Colin Steyn	Independent
Peter Breese	Non-Independent Basis for determination: President and CEO
Shawn Wallace	Independent
Gordon J. Fretwell	Independent
Marcel de Groot	Independent

Michael Price	Independent
William Smart	Independent

Other Directorships

See disclosure under “Election of Directors”.

Meeting Attendance

The Board facilitates its independent supervision over management by holding regular meetings of the Board to discuss the operations of the Company.

The Board understands the need for it to maintain a significant degree of independence from management. The independent members of the Board meet without management once after every quarterly Board meeting.  For the year ended December 31, 2015, the Company held a total of six formal Board meetings but its members were in frequent communication via email and other means.

The attendance record of directors for the formally convened Board meetings held during fiscal 2015 is as follows:

Attendance Record of Directors For the year ended December 31, 2015
Name	Board Meetings Attended	% of Board Meetings Attended
Colin Steyn	6 of 6	100%
Peter Breese	6 of 6	100%
Shawn Wallace	6 of 6	100%
Gordon J. Fretwell	6 of 6	100%
Marcel de Groot	6 of 6	100%
Michael Price	6 of 6	100%
William Smart	1 of 1(1)	100%

Note:

(1)

Mr. Smart became a director of the Company in November 2015.

Board Responsibilities

The Board has overall responsibility for the stewardship of the Company.  The Board has made public its “Corporate Governance Policies and Procedures Manual” (the “Corporate Governance Manual”) which was adopted effective April 22, 2009 and amended May 27, 2013 and November 10, 2015.  A copy of the Corporate Governance Manual is available at www.asanko.com/about-us/governance.

The Board Responsibilities include:

(a)

To oversee management of the Company and, in doing so, at all time to serve the best interests of the Company on behalf of its shareholders.

(b)

To exercise business judgment in discharging their fiduciary duties of care, loyalty and candour, acting on behalf of the shareholders in the best interests of the Company.

(c)

To know and understand the Company and its business by becoming and remaining informed about the Company and all aspects of its business.

(d)

To determine and design and implement effective systems of control and gathering of information for periodic and timely reporting on important matters concerning the Company’s business, and to periodically review and monitor the integrity of such systems.

(e)

To establish and implement policies to protect the Company’s confidentiality and proprietary information from unauthorized or inappropriate disclosure and to retain confidentiality of matters addressed in all Board discussions and proceedings.

(f)

To attend Board meetings and committee meetings on which they serve, devoting the necessary time, as frequently as required, to inform themselves of and discuss issues, and to properly discharge their responsibilities.

The Company’s Board is empowered by governing corporate law, the Company’s Articles and the Corporate Governance Manual to manage, or supervise the management of, the affairs and business of the Company.

The Board performs its functions through quarterly and special meetings and has delegated certain of its responsibilities to those committees described below.  In addition, the Board has established policies and procedures that limit the ability of management to carry out certain specific activities without the prior approval of the Board.

Long-term strategies and annual operating and capital plans with respect to the Company’s operations are developed by Senior Management and are to be reviewed and approved by the Board.

The Board, through the Audit Committee, has the responsibility to identify the principal risks of the Company’s business.  It works with management to implement policies to identify the risks and to establish systems and procedures to ensure that these risks are monitored.

The Board, through the Nominating and Governance Committee, reviews and discusses succession planning for senior management positions as part of the Company’s planning process.  The Board has, together with the CEO, developed a written position description for the CEO.  As well, the Board meets at least quarterly with the CEO to review and approve the CEO’s quarterly and annual objectives.

The Board has delegated responsibility for communication with the public and the Company’s shareholders to its Disclosure Committee.  Section 9 – Policy and Procedures Relating to Certificate of Annual and Interim Filings and Disclosure Controls and Procedures of the Corporate Governance Manual explains the procedures in place that ensure proper dissemination of news releases, and that those shareholders who request information about the Company receive it in a timely manner.  Inquiries by shareholders are directed to and dealt with by Senior Management.

The Board has delegated responsibility for the integrity of internal controls and management information systems to the Audit Committee.  The Company’s external auditors report directly to the Audit Committee.  In its regular meetings with the external auditors, the Audit Committee discusses, among other things, the Company’s financial statements and the adequacy and effectiveness of the Company’s internal controls and management information systems.

Orientation and Continuing Education

As part of the orientation program, new directors meet with senior management to discuss the business of the Company, Board policies and historical and current operating and financial information, and may tour selected offices of the Company.  See Section 11 – Board Guidelines in the Corporate Governance Manual for more information.

Ethical Business Conduct

The Board has adopted a written Code of Ethics which is available on the Company’s website at www.asanko.com/about-us/governance, included within Section 6 – Code of Business Conduct and Ethics in the Corporate Governance Manual.  The Company’s Code of Ethics clearly sets out the Company’s standard requirements for honest and ethical conduct of its directors, officers and employees pertaining to conflicts of interest, timely disclosure, compliance with the law and accountability.  The Code of Ethics also clearly states the Company’s requirements for fair dealing, and its corporate position on:  conflicts of interest and corporate opportunities and gifts, confidentiality and corporate assets, intellectual property, reporting and the effects of violations.

The Board has a number of procedures in place designed to ensure that directors exercise independent judgement in a matter where a director or officer has a material interest.  Since there is one director who is not independent (Peter Breese, President and Chief Executive Officer), there are limited circumstances where such an interest is of concern.  In those limited circumstances, the relevant director must declare his interest and refrain from voting and the Nominating and Governance Committee considers the transaction in advance of its consideration by the Board.

Nomination of Directors

The Board’s Nominating and Governance Committee periodically reviews the size of the Board and any possible requirement for an increase or decrease in members of the Board.  It also recruits and reviews candidates for the position of director and selects the most appropriate candidates for submission to the Board as a whole for consideration as a potential director nominee. Responsibilities of the Nominating and Governance Committee include:

(a)

To recommend to the Board the criteria for Board membership. In making its recommendation, the Committee considers the competencies and skills that the Board, as a whole, should possess and the competencies and skills of each current director. The Committee reviews with the Board, on an annual basis, the requisite skills and criteria for Board members as well as the composition and size of the Board as a whole in order to ensure that the Board has the requisite expertise, that its membership consists of persons with sufficiently diverse and independent backgrounds, and that its membership consists of an appropriate mix of inside, outside and independent directors;

(b)

To identify and recommend to the Board individuals qualified to become Board members, consistent with criteria approved by the Board.  The Committee also recommends to the Board the nominees for election as directors at any meeting of shareholders and the persons to be appointed by the Board to fill any vacancies on the Board. The Committee may adopt procedures regarding director candidates proposed by the shareholders;

(c)

To recommend to the Board corporate governance and ethics principles and policies that are applicable to the Company. The Committee monitors legislation, regulatory policies and best industry practices dealing with corporate governance and, from time to time as it deems appropriate, reviews and reassesses the adequacy of the Company’s corporate governance principles and practices and recommend any proposed changes to the Board;

(d)

To consider questions of independence and possible conflicts of interest of members of the Board and of senior managers and make recommendations regarding such matters to the Board, including the criteria for determining director independence;

(e)

To annually recommend assignments to committees of the Board, including recommendations as to chairmen of committees of the Board, review and make recommendations to the Board concerning the types, duties, functions, size and operation of committees of the Board, review the adequacy of all Board committee charters and make recommendations to the Board for any changes to such charters;

(f)

To annually oversee evaluation of the Board and its committees to determine whether the Board, its members and its committees are functioning effectively; and to determine the nature of evaluation, supervise the conduct of evaluation and prepare an assessment of performance of the Board and its committees, to be discussed with the Board;

(g)

To manage Board and committee succession planning; and

(h)

To monitor communications with shareholders regarding matters of corporate governance.

The Board recognizes that gender diversity is a significant aspect of board diversity and acknowledges the important role that women with appropriate and relevant skills and experience play in contributing to diversity of perspective and effectiveness in the boardroom.  The Board has not set specific targets regarding gender representation (or other diversity-related targets) and instead is relying on the Nominating and Governance Committee to consider all relevant factors in making recommendations on board appointments.

The Company has not set mandatory age or term limits for its directors or senior officers as it focuses on measurable performance rather than employing arbitrary age thresholds which are of dubious legality in light of discrimination laws.

The Company’s code of ethics as set out in the Corporate Governance Manual, provides a framework for undertaking ethical conduct in employment.  Under the code of ethics the Company will not tolerate any form of discrimination or harassment in the workplace.

See Section 3 – Charter of the Nominating and Governance Committee in the Company’s Corporate Governance Manual, at www.asanko.com/about-us/governance.  Current members of the Nominating and Governance Committee are Gordon J. Fretwell (Chairman), Marcel de Groot and William Smart.

Audit Committee

The Audit Committee has a charter, a copy which is available on the Company’s website at www.asanko.com/about-us/governance, included within Section 1 – Charter of the Audit Committee in the Company’s Corporate Governance Manual.

The Audit Committee is composed of three independent directors, Marcel de Groot (Chairman), Gordon J. Fretwell and Michael Price.  All of the members of the Audit Committee are financially literate.  See the Company’s Annual Information Form filed on SEDAR (www.sedar.com) on March 17, 2016 for further information on the relevant education and experience of each member of the Audit Committee.

Each member of the Audit Committee has:

•

an understanding of the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

•

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can be reasonably expected to be raised by the issuer’s financial statements ; or experience actively supervising individuals engaged in such activities; and

•

an understanding of internal controls and procedures for financial reporting.

The Board, through the Audit Committee, is responsible for the integrity of the internal control and management information systems of the Company.  The Audit Committee meets at least quarterly to review quarterly financial statements and management’s discussion and analysis and meets at least once annually with the Company’s external auditor.  The Audit Committee discusses, among other things, the annual audit, the adequacy and effectiveness of the Company’s internal control and management information systems and management’s discussion and analysis and reviews the annual financial statements with the external auditor.

Compensation Committee

The Compensation Committee is composed of three independent directors, Gordon J. Fretwell (Chairman), Marcel de Groot and William Smart. All of the members of the Compensation Committee are financially literate.

The Compensation Committee’s mandate and responsibilities are detailed in Section 2 – Charter of the Compensation Committee in the Company’s Corporate Governance Manual, available on the Company’s website at www.asanko.com/about-us/governance, and include:

(a)

Recommendation to the Board of the form and amount of compensation to be paid by the Company to directors for service on the Board and on Board committees.  The Committee reviews director compensation at least annually;

(b)

Annual review of the Company’s base compensation structure and the Company's incentive compensation, stock option and other equity-based compensation programs and recommendation of changes in or additions in such structure and plans to the Board as needed;

(c)

Recommendation to the Board the annual base compensation of the Company's executive officers and senior managers (collectively the “Officers”);

(d)

Recommendation to the Board the range of increase or decrease in the annual base compensation for non-Officer personnel providing services to the Company;

(e)

Recommendation to the Board about annual corporate goals and objectives under any incentive compensation plan adopted by the Company for Officers and non-Officer personnel providing services to the Company, and establish incentive compensation participation levels for Officers and non-Officer personnel providing services to the Company under any such incentive compensation plan.  In determining the incentive component of compensation, the Committee will consider the Company’s performance and relative shareholder return, the values of similar incentive at comparable companies and the awards given in past years;

(f)

Evaluation of the performance of Officers generally and in light of annual corporate goals and objectives under any incentive compensation plan and recommendation to the Board incentive compensation payable to Officers under any such incentive compensation plan;

(g)

Periodic review with the Chairman and Chief Executive Officer their assessments of corporate officers and senior managers and succession plans, and make recommendations to the Board regarding appointment of officers and senior managers;

(h)

Oversight of performance evaluation and incentive compensation of non-Officer personnel providing services to the Company;

(i)

Administration of the Company’s stock option and other equity based compensation plans and determining the annual grants of stock options and other equity based compensation; and

(j)

Recommendation to the Nominating and Corporate Governance Committee of the qualifications and criteria for membership on the Committee.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and its committees.  This function is carried out by the Nominating and Governance Committee whose evaluations and assessments are used in connection with its duty of evaluating and recommending persons as nominees for the position of Director of the Company.

COMPENSATION OF EXECUTIVE OFFICERS

Named Executive Officers

In this section “Named Executive Officer” (“NEOs”) means the President and CEO, the Chief Financial Officer (“CFO”) and each of the three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total compensation was more than $150,000, as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

Peter Breese, President and CEO, Greg McCunn, CFO and Corporate Secretary, and Hugo Truter, General Manager Projects were each a “NEO” of the Company during the year ended December 31, 2015, for the purposes of the following disclosure.

Compensation Discussion and Analysis

The Compensation Committee has assessed the Company’s compensation plans and programs for its executive officers to ensure alignment with the Company’s business plan and to evaluate the potential risks associated with those plans and programs.  The Compensation Committee has concluded that the compensation policies and practices do not create any risks that are reasonably likely to have a material adverse effect on the Company.  The Compensation Committee considers the risks associated with executive compensation and corporate incentive plans when designing and reviewing such plans and programs.

The Company has not adopted a policy restricting its executive officers or directors from purchasing financial instruments that are designated to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by its executive officers or directors.  To the knowledge of the Company, none of the executive officers or directors has purchased such financial instruments.

The function of the Compensation Committee generally is to assist the Board in carrying out its responsibilities relating to executive and director compensation, including reviewing and recommending director compensation, overseeing the Company’s base compensation structure and equity-based compensation programs, recommending compensation of the Company’s officers and employees, and evaluating the performance of officers generally and in light of annual goals and objectives.

The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company although the Compensation Committee guides it in this role. The Company’s Compensation Committee receives independent competitive market information on compensation levels for executives.

Philosophy and Objectives

The compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)

attracting and retaining talented, qualified and effective executives;

(b)

motivating the short and long-term performance of these executives; and

(c)

better aligning their interests with those of the Company’s shareholders.

In compensating its senior management, the Company has employed a combination of base salary, short-term incentive plan (“STIP”) and long-term incentive plan (“LTIP”) although  no LTIP cash benefits were awarded in 2015 and the Company does not have a pension plan. A pre-requisite for this is that the Company should be remunerating in the upper quartile of its peer group and for that to happen there are a number of key themes that need to be taken into account when delivering a “Total Remuneration Package”.

These themes are:

•

That remuneration should be based on measurable personal performance milestones and not simply related to organizational membership. Upper quartile remuneration is a significant statement of intent but is not provided for simply ‘coming to work’ and must be strongly linked to the delivery of shareholder value and high individual performance. To that end a robust Performance Management program has been implemented.

•

That remuneration policies should include base salary, STIP and LTIP.

•

That the STIP and the LTIP should be linked to the Company’s strategy and to Individual and Company Key Performance Indicators (“KPI’s”) in order to achieve the Company’s goals and ensure alignment with Shareholder interests.

•

That remuneration must be based on an approved and well-designed corporate structure that is implemented to meet the key corporate goals of the organization. This must include an appropriate job grading system with matching remuneration policies.

•

That remuneration and a corporate structure must not be based on individuals as such but on the strategic and operating needs of a business.

Short-term Incentives

As a general guideline the Company has implemented 5 levels of work in the business. For the period January 2015 to December 2015 inclusive, these 5 levels are being used as a basis for the STIP, as follows:

POSITIONS	LEVEL OF WORK	SHORT TERM INCENTIVE PLAN (% of base salary)
CEO, CFO	5	50.0%
Group Executives and GM’s	4	40.0%
Senior Managers	3	30.0%
Managers	2	22.5%
Operations and Administration Personnel	1	15.0%

The STIP for all employees of the Company and its subsidiaries was based on the actual achievements made during the period January 2015 to December 2015 inclusive.  A review of the Board approved objectives was held by the Compensation Committee, to determine amounts payable to the Company’s Named Executive Officers under the Short Term Incentive Plan.

The STIP is subject to annual revision and Board approval and applies to the calendar year 2015 only. The Board reserves the right to change or retract this scheme at any time they may deem necessary. The summary compensation table below shows the amount of STIP paid to the NEOs in 2015.

Measurable goals for the 2015 STIP involved specific milestones for progress at the Company’s Asanko Gold Mine Project (“AGM”) in Ghana. These included for example, AGM Phase 1 cost control equal to or less than the budgeted capital cost of $295m and substantial completion the AGM by December 31, 2015, completion of a new prefeasibility study for the inclusion of the Esaase Project as Phase 2 of the AGM, strengthening of the Company’s balance sheet by the issuance of equity, achievement of exploration success, employee health and safety goals and general business development milestones.

Performance Graph

The following graph compares the cumulative total shareholder return on the Common Shares for the six most recently completed financial years against the return of the S&P/TSX Composite Total Return Index and the NYSE MKT (AMX) Composite Index based on a $100 investment for that period.

Note:

(1)

The Company changed its financial year end from March 31 to December 31, effective December 20, 2012.

The trend shown in the above graph does not necessarily correspond to the Company’s compensation to its NEOs for the period ended December 31, 2015 or for any prior fiscal periods. The Company’s executive compensation is reviewed annually and set by the Board on the recommendation of the Board’s Compensation Committee. The Compensation Committee considers several factors in connection with its determination of appropriate levels of compensation, including, but not limited to, the demand for and supply of skilled professionals in the resource industry generally, individual performance, the Company’s performance (which is not necessarily tied exclusively to the trading price of the Common Shares on the TSX) and other factors discussed under “Compensation Discussion and Analysis”. The trading price of the Common Shares on the TSX is subject to fluctuation based on several factors, many of which are outside the control of the Company. These include market perception of the Company’s ability to achieve planned growth or results, trading volume in the Company’s Common Shares, and changes in general conditions in the economy and the financial markets. Other factors, some of which are disclosed and discussed under the heading “Risk Factors” in the Company’s annual information form for the year ended December 31, 2015, may also impact the performance of the Company’s Common Shares. The Company also considers executive compensation levels relative to its industry peer group, many of which do not necessarily correspond to the market price of such industry peer group’s securities.

Long Term Incentive Plan

The only long term incentive plan (LTIP) which the Company currently has in place is the Company’s share option plan (the “Option Plan”) dated for reference September 27, 2011, which was adopted by the Board and ratified and approved for continuation by the shareholders on June 19, 2014. A copy of the Option Plan was SEDAR filed on December 13, 2011.

The Option Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company.  The Option Plan is administered by the Board or, more specifically, the Compensation Committee, and provides that options will be issued to directors, officers, employees or consultants of the Company, or a subsidiary of the Company.  The Option Plan is a rolling plan, which provides that the number of Common Shares issuable under the Option Plan, together with all of the Company's other previously established or proposed share compensation arrangements, may not at any time exceed 10% of the total number of issued and outstanding Common Shares, however this base of Common Shares increases as options are granted and exercised.

Material Terms of the Option Plan

The following is a summary of the material terms of the Option Plan:

(a)

Persons who are directors, officers, employees, consultants to the Company, its subsidiaries or its affiliates, or who are employees of a management company providing services to the Company are eligible to receive grants of options under the Option Plan.

(b)

Options may be granted only to a person or to a company that is wholly-owned by persons eligible for an option grant. If the option is granted to a company, the company must undertake that it will not permit any transfer of its Common Shares, nor issue further Common Shares, to any other individual or entity as long as the incentive stock option remains in effect without the consent of the Toronto Stock Exchange (“TSX”).

(c)

All options granted under the Option Plan will be exercisable only by the Optionee to whom they have been granted and the options are non-assignable and non-transferable, except in the case of the death of an Optionee, any vested option held by the deceased Optionee at the date of death will become exercisable by the Optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the date of expiration of the term otherwise applicable to such Option.

(d)

Vesting of options is determined by the Board and subject to the following:

•

The Service Provider remaining employed by or continuing to provide services to the Company or any of its subsidiaries and Affiliates as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or any of its subsidiaries and Affiliates during the vesting period; or;

•

The Service Provider remaining as a director of the Company or any of its affiliates during the vesting period; or

•

If a Change of Control or Take Over Bid occurs, options which are subject to vesting provisions shall be deemed to have immediately vested upon the occurrence of the Change of Control or Take Over Bid;

(e)

All options granted under the Option Plan are exercisable for a period of up to five years.  If the expiry of an option occurs during a period in which participants are restricted from trading Common Shares, the expiry date will be extended to be the tenth business day following such blackout period;

(f)

The exercise price of the option is established by the Board at the time the option is granted, provided that the minimum exercise price shall not be less than the market price being the weighted average trading price of the Common Shares on the TSX for the five trading days preceding the date of the grant;

(g)

In the case where a participant ceases to be eligible under the Option Plan to hold options, the participant may exercise any vested options for one year if such cessation is due to the death of the participant or otherwise for 90 days following the date that the participant cease to be eligible.

In the case where a participant is terminated for cause, such participant’s options will not be exercisable following the date of such termination;

(h)

The plan considers that there will be a change of control of the Company where one person owns or controls 20% or more of the Common Shares.  Upon such change of control, all outstanding options under the Option Plan will immediately vest and become exercisable by the participants of the Option Plan;

(i)

Subject to the policies of the TSX, the Option Plan may be amended by the Board without further shareholder approval to:

(i)

make amendments which are of a typographical, grammatical or clerical nature;

(ii)

change the vesting provisions of an option granted hereunder or the Option Plan;

(iii)

change the termination provision of an option granted hereunder or the Option Plan, which does not entail an extension beyond the original expiry date of such option;

(iv)

add a cashless exercise feature payable in cash or Common Shares;

(v)

make amendments necessary as a result in changes in securities laws applicable to the Company;

(vi)

make such amendments as may be required by the policies of such senior stock exchange or stock market if the Company becomes listed or quoted on a stock exchange or stock market senior to the TSX; and

(vii)

it may make such amendments as reduce, and do not increase, the benefits of the Option Plan to Optionees.

(j)

The Option Plan is subject to restrictions that:

(i)

the number of Common Shares issuable to Insiders as a group under the Option Plan, when combined with Common Shares issuable to Insiders under all the Company’s other Share Compensation Arrangements, may not exceed 10% of the issued Common Shares within any 12 month period;

(ii)

the number of Common Shares issuable to Insiders at any time as a group under the Option Plan, when combined with Common Shares issuable to Insiders under all the Company’s other Share Compensation Arrangements, may not exceed 10% of the Company’s issued Common Shares;

(iii)

options to purchase Common Shares granted to any one Consultant within any 12 month period may not exceed 2% of the issued Common Shares of the Company;

(iv)

the number of Common Shares, in aggregate, issuable to all Employees conducting Investor Relations Activities, in any 12 month period, must not exceed 2% of the issued and outstanding Common Shares of the Company;

(v)

all options granted to Consultants performing Investor Relations Activities must vest in stages over 12 months with no more than ¼ of the options vesting in any three month period;

(vi)

a reduction in the exercise price, extension of the term or cancellation and reissue of options requires approval of the disinterested shareholders of the Company; and

(vii)

the maximum aggregate number of Common Shares issuable upon exercise of Options to non-employee directors must not exceed 1% of the total Common Shares of the Company outstanding at any time and no more than $100,000 in total award value per non-employee director on an annual calendar basis.

Definitions:

An “Insider” is a director or an officer of the Company, a director or an officer of a company that is itself an Insider or a subsidiary of an Insider, or a person that has beneficial ownership of, and/or control or direction, either directly or indirectly over, securities of the Company carrying more than 10% of the voting rights attached to all the Company’s outstanding voting securities.

An “Associate” means, if used to indicate a relationship with any person,

(a)

a partner, other than a limited partner, of that person,

(b)

a trust or estate in which that person has a substantial beneficial interest or for which that person serves as trustee or in a similar capacity,

(c)

an issuer in respect of which that person beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all outstanding voting securities of the issuer, or

(d)

a relative, including the spouse, of that person or a relative of that person's spouse, if the relative has the same home as that person.

The Company relies solely on Board discussion without any formal objectives, criteria and analysis to determine option grants, which are then reviewed and, if determined acceptable, approved by the Compensation Committee.  The number of options granted is based on competitive industry standards of incentives, previous options granted, and extraordinary efforts.

Summary Compensation Table

The compensation paid to the NEOs during the Company’s three most recently completed financial years of December 31, 2015, December 31, 2014, and December 31, 2013 is as set out below and expressed in US dollars unless otherwise noted:

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Short-term incentive plans	Long-term incentive plans
Peter Breese (1) President and CEO	2015 2014 2013	500,000 500,000 500,000	Nil Nil Nil	228,159 536,537 Nil	250,000 250,000 237,500	Nil Nil Nil	Nil Nil Nil	12,000 12,000 Nil	990,159 1,298,537 737,500

Greg McCunn (2) CFO and Corporate Secretary	2015 2014 2013	400,000 362,166 388,400	Nil Nil Nil	179,675 420,288 Nil	200,000 181,083 184,490	Nil Nil Nil	Nil Nil Nil	5,775 5,272 11,653	785,450 968,808 584,543
Tony Devlin (3) COO	2015 2014 2013	Nil 75,000 450,000	Nil Nil Nil	Nil Nil Nil	Nil Nil 146,250	Nil Nil Nil	Nil Nil Nil	Nil 20,467 7,504	Nil 95,467 603,754
Hugo Truter (4) Projects Executive	2015 2014 2013	380,000 380,000 380,000	Nil Nil Nil	148,304 348,749 43,505	152,000 152,000 142,500	Nil Nil Nil	Nil Nil Nil	12,000 12,000 Nil	692,304 892,749 566,005

Notes:

(1)

Mr. Breese was appointed President and CEO on October 15, 2012.

(2)

Mr. McCunn was appointed CFO on April 4, 2011 and was appointed Corporate Secretary on September 25, 2012.

(3)

Mr. Devlin was appointed COO on October 15, 2012 and resigned from the Company in February 2014.

(4)

Mr. Truter was appointed Projects Executive, Projects on November 1, 2012.

Incentive Plan Awards

The following table sets out all option-based awards outstanding as at December 31, 2015, for each NEO:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options (C$)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (C$)
Peter Breese	600,000	3.75	10/16/17	Nil	Nil	Nil
	600,000	2.12	02/10/19	Nil	Nil	Nil
	400,000	2.08	1/22/20	Nil	Nil	Nil
Greg McCunn	150,000	4.59	02/16/17	Nil	Nil	Nil
	320,000	3.74	06/07/17	Nil	Nil	Nil
	470,000	2.12	02/10/19	Nil	Nil	Nil
	315,000	2.08	1/22/20	Nil	Nil	Nil
Hugo Truter	345,000	3.90	11/07/17	Nil	Nil	Nil
	45,000	2.42	05/21/18	Nil	Nil	Nil
	390,000	2.12	02/10/19	Nil	Nil	Nil
	260,000	2.08	1/22/20	Nil	Nil	Nil

Note:

(1)

Calculated based on the market price of the underlying Common Shares on December 31, 2015 of C$2.03 and the exercise price of the option.

The following table sets out the value vested or earned under incentive plans during the year ended December 31, 2015, for each NEO:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Peter Breese	261,049	Nil	Nil
Greg McCunn	205,358	Nil	Nil
Hugo Truter	169,682	Nil	Nil

Note:

(1)

Compensation costs attributable to options granted to employees is measured at fair value at the date of grant using the Black-Scholes options pricing model. The fair value takes into account a number of variables, including the exercise price of the award, the expected dividend rate, the expected life of the options, the expected volatility of the stock and the risk free interest rate.

Termination and Change of Control Benefits

Written employment agreements are in place between the Company and each of the NEOs. The NEOs are entitled to compensation from the Company in the event of termination without cause. In the event that a NEO’s employment agreement is terminated by the Company without cause, the Company must pay a severance payment. For Messrs. Breese and McCunn, the payment is equal to 12 months base salary plus benefits at the time of termination and to Mr. Truter the payment is equal to six months base salary plus benefits at the time of termination.

Each employment agreement also provides for a change of control of the Company. In the case of Messrs. Breese and McCunn, if a termination without cause or a resignation occurs within 12 months following the change of control then the NEO will be entitled to receive an amount equal to 24 months of the NEO’s monthly base salary, plus the monthly equivalent of the most recently paid annual bonus and any other monthly benefits. In the case of Mr. Truter, if a termination without cause occurs within 12 months following the change of control then the NEO will be entitled to receive an amount equal to 12 months of the NEO’s monthly base salary and any other monthly benefits. Additionally, in the event of a change in control, all of the NEOs outstanding options will immediately vest.

The estimated incremental payments from the Company to each of the NEOs on (i) termination without cause or (ii) termination without cause or resignation within 12 months following a change of control, assuming the triggering event occurred on December 31, 2015, are as follows:

NEO		Termination Without Cause	Change of Control
Peter Breese	Salary	$500,000	$1,000,000
	Bonus	Nil	$500,000
	Other	$19,500	$64,000
Greg McCunn	Salary	$400,000	$800,000
	Bonus	Nil	$400,000
	Other	$13,500	$52,000
Hugo Truter	Salary	$190,000	$380,000
	Bonus	Nil	Nil
	Other	Nil	Nil

Except as outlined above, there are no other contracts, agreements, plans or arrangements that provide for payments to any of the NEOs at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an NEOs responsibilities.

Director Compensation

The following section pertains to the compensation arrangements the Company has with each director, namely Colin Steyn, Gordon J. Fretwell, Shawn Wallace, Marcel De Groot, Michael Price and William Smart. Director fees are comprised of monthly retainers for serving on the Board of Directors and Board Committees.  Executive officers do not receive additional compensation for serving as directors.

During February 2014 and based on the recommendations of an independent consultant who was retained to provide a full review of the Board and Committee compensation with a full set of benchmark company comparisons, the Board approved for implementation a compensation structure whereby independent directors are to be remunerated for their services with flat rate annual fees, as follows:

C$
Chair of the Board	140,000
Audit Committee Chair	66,000
Compensation Committee Chair	60,000
Nominating and Governance Committee Chair	60,000
Base Retainer for a Directorship	50,000

The total compensation provided to the directors, excluding directors who are NEOs, for the Company’s most recently completed financial year of December 31, 2015 was:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Colin Steyn(1)	109,485	Nil	45,632	Nil	Nil	Nil	155,117
Gordon J. Fretwell	46,922	Nil	45,632	Nil	Nil	Nil	92,554
Shawn Wallace	39,102	Nil	45,632	Nil	Nil	Nil	84,734
Marcel de Groot	51,614	Nil	45,632	Nil	Nil	Nil	97,246
Michael Price	43,294	Nil	45,632	Nil	Nil	Nil	88,926
William Smart (2)	5,431	Nil	49,147	Nil	Nil	Nil	54,578

Notes:

(1)

Mr. Steyn was appointed Chairman of the Board on February 6, 2014.

(2)

Mr. Smart became a director of the Company on November 27, 2015.

The following table sets out the value vested or earned under incentive plans during the year ended December 31, 2015 for each director who is not also an NEO:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Colin Steyn	54,949	Nil	Nil
Gordon J. Fretwell	52,646	Nil	Nil
Shawn Wallace	52,646	Nil	Nil
Marcel de Groot	52,646	Nil	Nil
Michael Price	53,692	Nil	Nil

William Smart (2)	17,868	Nil	Nil

Notes:

(1)

Compensation costs attributable to options granted to employees is measured at fair value at the date of grant using the Black-Scholes model. The fair value takes into account a number of variables, including the exercise price of the award, the expected dividend rate, the expected life of the options, the expected volatility of the stock and the risk free interest rate.

(2)

Mr. Smart became a director of the Company on November 11, 2015.

The following table sets out all option-based awards and share-based awards outstanding as at December 31, 2015 for each director who is not also an NEO:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options (C$)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (C$)
Colin Steyn	56,000	2.81	08/14/18	Nil	Nil	Nil
	144,000	2.12	02/10/19	Nil	Nil	Nil
	80,000	2.08	01/22/20	Nil	Nil	Nil
Gordon J. Fretwell	90,000	3.74	06/07/17	Nil	Nil	Nil
	125,000	2.12	02/10/19	Nil	Nil	Nil
	80,000	2.08	01/22/20	Nil	Nil	Nil
Shawn Wallace	125,000	4.59	02/16/17	Nil	Nil	Nil
	320,000	3.74	06/07/17	Nil	Nil	Nil
	125,000	2.12	02/10/19	Nil	Nil	Nil
	80,000	2.08	01/22/20	Nil	Nil	Nil
Marcel de Groot	90,000	3.74	06/07/17	Nil	Nil	Nil
	125,000	2.12	02/10/19	Nil	Nil	Nil
	80,000	2.08	01/22/20	Nil	Nil	Nil
Michael Price	63,000	4.10	06/12/17	Nil	Nil	Nil
	137,000	2.12	02/10/19	Nil	Nil	Nil
	80,000	2.08	01/22/20	Nil	Nil	Nil
William Smart	100,000	2.03	11/27/20	Nil	Nil	Nil

Note:

(1)

Calculated based on the market price of the underlying Common Shares on December 31, 2015 of C$2.03 and the exercise price of the option.

Subsequent to December 31, 2015, the following options were granted to the non-NEO directors

Name	Options granted	Grant Date	Expiry Date	Option exercise price (C$)
Colin Steyn	60,000	January 21, 2016	January 21, 2021	$1.98
Gordon J. Fretwell	40,000	January 21, 2016	January 21, 2021	$1.98
Shawn Wallace	40,000	January 21, 2016	January 21, 2021	$1.98
Marcel de Groot	40,000	January 21, 2016	January 21, 2021	$1.98
Michael Price (3)	40,000	January 21, 2016	January 21, 2021	$1.98

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out equity compensation plan information as at December 31, 2015.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders (the Plan)	14,786,791	C$2.52	4,912,770
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	14,786,791	C$2.52	4,912,770

Notes:

(1)

See heading “Compensation of Executive Officers” for Material Terms of the Option Plan.

(2)

As of May 10, 2015, the Company had 17,217,850 options outstanding and 2,485,461 available for future issuance, representing 8.7% and 1.3% of total shares issued and outstanding respectively.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company (generally speaking insiders and related parties of the Company) nor any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, had any interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. Certain insiders of the Company plus an associated group, Highland Park, purchased approximately $3 million of the C$46 bought deal financing which completed in February, 2015 but these amounts are not considered material and the insiders participated in the bought deal financing on the same terms as all other investors.

PARTICULARS OF MATTERS TO BE ACTED UPON

Shareholder Rights Plan

The Board adopted a shareholder rights plan agreement (the “Shareholder Rights Plan”) effective May 17, 2016 (the “Effective Date”).

At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, approve the Shareholder Rights Plan.  The approval of the Shareholder Rights Plan is not being recommended in response to or in contemplation of any known take-over bid or other similar transaction.  The specific terms of the Shareholder Rights Plan will be reflected in an agreement to be finalized between the Company and Computershare Investor Services Inc., as Rights Agent, and is expected to be dated effective as of the Effective Date. The principal terms of the Shareholder Rights Plan are summarized below. The full text of the Shareholder Rights Plan will be filed prior to the Meeting in a Material Change Report expected to filed in May 2016, and which will be available for download at www.sedar.com.  In addition, a copy of the Shareholder Rights Plan will be available for inspection at the Meeting.

Unless otherwise defined below, all capitalized terms shall have the meanings specified in the Shareholder Rights Plan Agreement.

Purpose of the Plan

The objectives of the Shareholder Rights Plan are to ensure, to the extent possible, that all Shareholders are treated equally and fairly in connection with any takeover bid for the Company. Takeover bids may be structured to be coercive or may be initiated at a time when the Board will have a difficult time preparing an adequate response to the offer. Accordingly, such offers do not always result in Shareholders receiving equal or  fair  treatment  or  full  or  maximum  value  for  their  investment.  Under  current  Canadian  securities legislation, a takeover bid is required to remain open, in certain circumstances, for 35 days, a period of time which may be insufficient for the directors to: (i) evaluate a takeover bid (particularly if it includes share consideration); (ii) explore, develop  and  pursue  alternatives  which  are  superior  to  the  takeover  bid  and  which  could  maximize Shareholder value; and (iii) make reasoned recommendations to the Shareholders.

The Shareholder Rights Plan discourages discriminatory, coercive or unfair takeovers of the Company and gives the Board time if, in the circumstances, the Board determines it is appropriate to take such time, to pursue alternatives to maximize Shareholder value in the event an unsolicited takeover bid is made for all or a portion of the outstanding Common Shares. As set forth in detail below, the Shareholder Rights Plan discourages coercive hostile takeover bids by creating the potential that any Common Shares which may be acquired or held by such a bidder will be significantly diluted. The potential for significant dilution to the holdings of such a bidder can occur as the Shareholder Rights Plan provides that all holders of Common Shares who are not related to the bidder will be entitled to exercise rights issued to them under the Shareholder Rights Plan and to acquire Common Shares at a substantial discount to prevailing market prices. The bidder or the persons related to the bidder will not be entitled to exercise any Rights (defined below) under the Shareholder Rights Plan. Accordingly, the Shareholder Rights Plan will encourage potential bidders to make takeover bids by means of a Permitted Bid (as defined below) or to approach the Board to negotiate a mutually acceptable transaction. The Permitted Bid provisions of the Shareholder Rights Plan are designed to ensure that in any takeover bid for outstanding Common Shares of the Shareholders, all Shareholders are treated equally and are given adequate time to properly assess such takeover bid on a fully-informed basis.

The Shareholder Rights Plan is not being proposed to prevent a takeover of the Company, to secure the continuance of management or the directors of the Company in their respective offices or to deter fair offers for the Common Shares.

Term

Provided the Shareholder Rights Plan is approved at the Meeting, the Shareholder Rights Plan (unless terminated earlier) will remain in effect until termination of the annual meeting of Shareholders in 2019 unless the term of the Shareholder Rights Plan is extended beyond such date by resolution of Shareholders at such meeting.

Issuance of Rights

The Shareholder Rights Plan provides that one right (a “Right”)  will be issued by the Company pursuant to the Shareholder Rights Plan in respect of each Voting Share outstanding as of the close of business (Vancouver time) (the “Record Time”)  on the Effective Date. “Voting Shares” include the Common Shares and any other shares of the Company entitled to vote generally in the election of all directors. One Right will also be issued for each additional Voting Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time, subject to the earlier termination or expiration of the Rights as set out in the Rights Agreement.

As of the Effective Date, the only Voting Shares outstanding will be the Common Shares. The issuance of the Rights is not dilutive and will not affect reported earnings or operating cash flow per share until the Rights separate from the underlying Common Shares and become exercisable or until the exercise of the Rights. The issuance of the Rights will not change the manner in which Shareholders trade their Common Shares.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Common Shares issued after the Record Time. Rights are also attached to Common Shares outstanding on the Effective Date, although share certificates issued prior to the Effective Date will not bear such a legend. Shareholders are not required to return their certificates in order to have the benefit of the Rights. Prior to the Separation Time, Rights will trade together with the Common Shares and will not be exercisable or transferable separately from the Common Shares. From and after the Separation Time, the Rights will become exercisable, will be evidenced by Rights Certificates and will be transferable separately from the Common Shares.

Separation of Rights

The Rights will become exercisable and begin to trade separately from the associated Common Shares at the “Separation Time” which is generally (subject to the ability of the Board to defer the Separation Time) the close of business on the tenth trading day after the earliest to occur of:

•

a public announcement that a person or group of affiliated or associated persons or persons acting jointly or in concert has become an “Acquiring Person”,  meaning that such person or group has acquired Beneficial Ownership (as defined in the Rights Plan) of 20% or more of the outstanding Voting Shares other than as a result of: (i) a reduction in the number of Voting Shares outstanding; (ii) a “Permitted Bid”  or “Competing Permitted Bid” (as defined below); (iii) acquisitions of Voting Shares in respect of which the Board has waived the application of the Rights Agreement; (iv) other specified exempt acquisitions and pro rata acquisitions in which shareholders participate on a pro rata basis; or (v) an acquisition by a person of Voting Shares upon the exercise, conversion or exchange of a security convertible, exercisable or exchangeable into a Voting Share received by a person in the circumstances described in (ii), (iii) or (iv) above;

•

the date of commencement of, or the first public announcement of an intention of any person (other than the Company or any of its subsidiaries) to commence a takeover bid (other than a Permitted Bid or a Competing Permitted Bid) where the Voting Shares subject to the bid owned by that person (including affiliates, associates and others acting jointly or in concert therewith) would constitute 20% of more of the outstanding Voting Shares; and

•

the date upon which a Permitted Bid or Competing Permitted Bid ceases to qualify as such.

Promptly following the Separation Time, separate certificates evidencing rights (“Rights Certificates”) will be mailed to the holders of record of the Voting Shares as of the Separation Time and the Rights Certificates alone will evidence the Rights.

Rights Exercise Privilege

After the Separation Time, each Right entitles the holder thereof to purchase one Common Share at an initial “Exercise Price” equal to three times the “Market Price” at the Separation Time. The Market Price is defined as the average of the daily closing prices per share of such securities on each of the 20 consecutive trading days through and including the trading day immediately preceding the Separation Time. Following a transaction which results in a person becoming an Acquiring Person (a “Flip-In Event”), the Rights entitle the holder thereof to receive, upon exercise, such number of Common Shares which have an aggregate Market Price (as of the date of the Flip-In Event) equal to twice the then Exercise Price of the Rights for an amount in cash equal to the Exercise Price. In such event, however, any Rights beneficially owned by an Acquiring Person (including affiliates, associates and other acting jointly or in concert therewith), or a transferee of any such person, will be null and void. A Flip-In Event does not include acquisitions approved by the Board or acquisitions pursuant to a Permitted Bid or Competing Permitted Bid.

Permitted Bid Requirements

A bidder can make a takeover bid and acquire Voting Shares without triggering a Flip-In Event under the Rights Plan if the takeover bid qualifies as a Permitted Bid.

The requirements of a “Permitted Bid” include the following:

•

the takeover bid must be made by means of a takeover bid circular;

•

the takeover bid is made to all holders of Voting Shares on the books of the Company, other than the offeror;

•

no Voting Shares are taken up or paid for pursuant to the takeover bid unless more than 50% of the Voting Shares held by Independent Shareholders: (i) shall have been deposited or tendered pursuant to the take-over bid and not withdrawn; and (ii) have previously been or are taken up at the same time;

•

the takeover bid contains an irrevocable and unqualified provision that, no Voting Shares will be taken up or paid for pursuant to the takeover bid prior to the close of business on the date which is not less than 105 days following the date of the takeover bid;

•

the takeover bid contains an irrevocable and unqualified provision that, Voting Shares may be deposited pursuant to such takeover bid at any time during the period of time between the date of the takeover bid and the date on which Voting Shares may be taken up and paid for and any Voting Shares deposited pursuant to the takeover bid may be withdrawn until taken up and paid for; and

•

the takeover bid contains an irrevocable and unqualified provision that, if on the date on which Voting Shares may be taken up and paid for under the takeover bid, more than 50% of the Voting Shares held by Independent Shareholders have been deposited pursuant to the takeover bid and not withdrawn, the offeror will make public announcement of that fact and the takeover bid will remain open for deposits and tenders of Voting Shares for not less than 10 business days from the date of such public announcement.

The Shareholder Rights Plan also allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence.  A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days (the minimum period required under Canadian securities laws).

Permitted Lock-Up Agreements

A person will not become an Acquiring Person by virtue of having entered into an agreement (a “Permitted Lock-Up Agreement”) with a Shareholder whereby the Shareholder agrees to deposit or tender Voting Shares to a takeover bid (the “Lock-Up Bid”)  made by such person, provided that the agreement meets certain requirements including:

•

the terms of the agreement are publicly disclosed and a copy of the agreement is publicly available not later than the date of the Lock-Up Bid or, if the Lock-Up Bid has not been made prior to the date on which such agreement is entered into, not later than the first business day following the date of such agreement;

•

the holder who has agreed to tender Voting Shares to the Lock-Up Bid made by the other party to the agreement is permitted to terminate its obligation under the agreement, and to terminate any obligation with respect to the voting of such Voting Shares, in order to tender Voting Shares to another takeover bid or to support another transaction where: (i) the offer price or value of the consideration payable under the other takeover bid or transaction is greater than the price or value of the consideration per share at which the holder has agreed to deposit or tender Voting Shares to the Lock-Up Bid, or is greater than a specified minimum which is not more than 7% higher than the price or value of the consideration per share at which the holder has agreed to deposit or tender Voting Shares under the Lock-Up Bid; and (ii) if the number of Voting Shares offered to be purchased under the Lock-Up Bid is less than all of the Voting Shares held by Shareholders (excluding Voting Shares held by the offeror), the number of Voting Shares offered to be purchased under the other takeover bid or transaction (at an offer price not lower than in the Lock-Up Bid) is greater than the number of Voting Shares offered to be purchased under the Lock-Up Bid or is greater than a specified number which is not more than 7% higher than the number of Voting Shares offered to be purchased under the Lock-Up Bid; and

•

no break-up fees, top-up fees, or other penalties that exceed in the aggregate the greater of 2.5% of the price or value of the consideration payable under the Lock-Up Bid and 50% of the increase in consideration resulting from another takeover bid or transaction shall be payable by the holder if the holder fails to deposit or tender Voting Shares to the Lock-Up Bid.

Waiver and Redemption

If a potential offeror does not desire to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the Board to make a takeover bid by way of a takeover bid circular sent to all holders of Voting Shares on terms which the Board considers fair to all Shareholders. In such circumstances, the Board may waive the application of the Shareholder Rights Plan thereby allowing such bid to proceed without dilution to the offeror. Any waiver of the application of the Shareholder Rights Plan in respect of a particular takeover bid shall also constitute a waiver of any other takeover bid which is made by means of a takeover bid circular to all holders of Voting Shares while the initial takeover bid is outstanding. The Board may also waive the application of the Shareholder Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding Voting Shares within 14 days or such earlier or later date as may be specified by the Board. With the prior consent of the holders of Voting Shares, the Board may, prior to the occurrence of a

Flip-in Event that would occur by reason of an acquisition of Voting Shares otherwise than pursuant to the foregoing, waive the application of the Shareholder Rights Plan to such Flip- in Event.

The Board may, with the prior consent of the holders of Voting Shares, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right. Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing Permitted Bid or a takeover bid in respect of which the Board has waived the application of the Rights Plan.

Protection Against Dilution

The Exercise Price, the number and nature of securities which may be purchased upon the exercise of Rights and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event  of  dividends,  subdivisions,  consolidations,  reclassifications  or  other  changes  in  the  outstanding Common Shares, pro rata distributions to holders of Common Shares and other circumstances where adjustments are required to appropriately protect the interests of the holders of Rights.

Exemptions for Investment Advisors

Investment advisors (for client accounts), trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies) and administrators or trustees of registered pension plans or funds acquiring greater than 20% of the Voting Shares are exempted from triggering a Flip- in Event, provided they are not making, either alone or jointly or in concert with any other person, a takeover bid.

Duties of the Board

The adoption of the Shareholder Rights Plan will not in any way lessen or affect the duty of the Board to act honestly and in good faith with a view to the best interests of the Company. The Board, when a takeover bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to Shareholders as are considered appropriate.

Amendment

The Company may make amendments to the Shareholder Rights Plan at any time to correct any clerical or typographical error and may make amendments which are required to maintain the validity of the Shareholder Rights Plan due to changes in any applicable legislation, regulations or rules. The Company may, with the prior approval of Shareholders (or the holders of Rights if the Separation Time has occurred), supplement, amend, vary, rescind or delete any of the provisions of the Shareholder Rights Plan.

Vote Required and Recommendation of the Board

The text of the resolution, which will be submitted to Shareholders at the Meeting, is set forth below. In addition to approving the Shareholder Rights Plan, the resolution also approves any amendments to the Shareholder Rights Plan to respond to any requirements which may be raised by any stock exchange or professional commentators on shareholder rights plans in order to conform the Shareholder Rights Plan to versions of shareholder rights plans currently prevalent for reporting issuers in Canada. The Company believes that the Shareholder Rights Plan is consistent with the form of shareholder rights plans now prevalent for public Companies in Canada and so does not anticipate that any such further amendments will be required, but the resolution provides the Company with the necessary authority to make any such amendments should the need arise.

The Board believes that the adoption of the Shareholder Rights Plan is in the best interests of the Company and its Shareholders and, accordingly, recommends that Shareholders vote FOR the resolution. To be approved, such resolution must be passed by the affirmative votes cast by Independent Shareholders of not less than a majority of the Common Shares represented in person or by proxy at the Meeting that vote on such resolution. In effect, all shareholders will be considered Independent Shareholders provided they are not, at the relevant time, an Acquiring Person or making a takeover bid for the Company. The Company is not aware of any shareholder whose vote at the Meeting would be excluded for purposes of the approval requirement under the Shareholder Rights Plan. The TSX requires that the resolution be passed by the affirmative votes cast by holders of not less than a majority of the Common Shares represented in person or by proxy at the Meeting. Except where a Shareholder who has given the proxy directs that his or her Common Shares be voted against such resolution, the appointees named in the accompanying Proxy will vote the Common Shares represented by such proxy FOR such resolution.

“BE IT RESOLVED that:

1.

The Shareholder Rights Plan between the Company and Computershare Investor Services Inc. as described in the Information Circular of the Company dated May 17, 2016 is hereby approved, confirmed and ratified and the Company is authorized to issue Rights pursuant thereto, and

2.

The making on or prior to the date hereof of any other amendments to the Shareholder Rights Plan as the Company may consider necessary or advisable to satisfy the requirements of any stock exchange or professional commentators on shareholder rights plans in order to conform the Shareholder Rights Plan to versions of shareholder rights plans currently prevalent for reporting issuers in Canada is hereby approved.”

Recommendation of the Board

The Board has determined that the Shareholder Rights Plan is in the best interests of the Company and its shareholders and recommends that shareholders vote FOR the resolution to approve, ratify and confirm the Shareholder Rights Plan and the issuance of rights pursuant thereto. To be effective, the resolution approving the Rights Plan must be approved by a majority of votes cast in person or by proxy at the Meeting. Unless instructed in the Proxy to the contrary, the persons named in the accompanying form of proxy intend to vote FOR the approval of the resolution to approve, ratify and confirm the Rights Plan Agreement.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company’s annual information form and in the audited financial statements for the year ended December 31, 2015 and in the related management discussion and analysis and filed on SEDAR at www.sedar.com, along with additional information relating to the Company and are available upon request from the Company’s Secretary at Suite 680, 1066 West Hastings Street, Vancouver, BC V6E 3X2, Tel: (604) 683-8193, Toll Free: 1-800-863-8655, Fax: (604) 683-8194.  Copies of documents will be provided free of charge to security holders of the Company.  The Company may require the payment of a reasonable charge from any person or company who is not a security holder of the Company, who requests a copy of any such document.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Circular.

The contents of this Circular and its distribution to shareholders have been approved by the Board of the Company.

DATED at Vancouver, British Columbia, this 17th day of May, 2016.

BY ORDER OF THE BOARD

/s/ Peter Breese

Peter Breese

Director, President and CEO

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416-304-0211

Email: assistance@laurelhill.com

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